SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 26, 2006

STMicroelectronics N.V.
(Name of Registrant)
39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-
Enclosure: A press release dated July 25, 2006 announcing 2006 second quarter results/ first half revenues and earnings.

STMicroelectronics Reports 2006 Second Quarter/First Half
Revenues and Earnings

•	Second quarter revenues of $2.5 billion grew 15.4% year over year and 5.6% sequentially. First half 2006 sales increased 14.4% over the 2005 first half.

•	Net income per diluted share was $0.18 for the second quarter compared to $0.03 in the year ago quarter and $0.14 in the prior quarter.

•	First half 2006 net income per diluted share was $0.32 compared to the 2005 period loss per share of $0.01.

•	Net operating cash flow was $241 million in the second quarter and $428 million for the first half 2006.
Geneva, July 25th, 2006 — STMicroelectronics (NYSE: STM) reported financial results for the second quarter and six months ended July 1, 2006.
Revenues, Gross Profit, and Margin Review
Net revenues for the second quarter were $2,495 million, 15.4% above the $2,162 million reported in last year’s second quarter. This year-over-year growth was driven by double-digit increases in telecom, notably wireless, computer, and the industrial market segments. Sequentially, net revenues grew 5.6% from the $2,364 million reported in the prior quarter. This sequential sales growth performance was broad based, led by the industrial market segment which increased at a double-digit rate.
Gross profit was $882 million for the 2006 second quarter, an increase of $168 million from $714 million in last year’s second quarter. Gross margin was 35.4% in the second quarter, an increase of 240 basis points from 33.0% in last year’s second quarter. On a sequential basis, gross profit increased from the first quarter level of $837 million with the gross margin unchanged at 35.4%.

Operating Expenses
Combined selling, general, & administrative and research & development expenses represented 27.0% of net revenues in the second quarter, compared to 31.4% in the year-ago quarter and 28.1% in the first quarter of 2006. R&D expenses of $408 million in the second quarter were essentially flat with the $409 million in the prior quarter while SG&A expenses were $266 million for the 2006 second quarter compared to $256 million in the first quarter of 2006.
Operating Income, Net Income, and Earnings per Share
Operating income, net income, and earnings per share all increased significantly in comparison to the year-ago period. For the 2006 second quarter, the Company reported operating income of $169 million and net income of $168 million, or $0.18 per diluted share. In the year-ago quarter, the Company reported operating income of $12 million and net income of $26 million or $0.03 per share. In the prior quarter, the Company reported operating income of $140 million and net income of $132 million or $0.14 per diluted share.
The Company posted $34 million of impairment, restructuring charges, and other related closure costs during the 2006 second quarter mainly related to workforce reduction, representing an after-tax impact of approximately $0.03 per share. In the prior quarter, restructuring-related expenses were $13 million, or $0.01 per share after-tax and $22 million, or $0.02 per share after-tax in the year-ago quarter.
In the second quarter of 2006, the effective average exchange rate for the Company was approximately $1.23 to €1, compared to $1.20 to €1 in the first quarter of 2006 and $1.30 to €1 in the year-ago quarter. The Company’s effective exchange rate reflects actual exchange rate levels combined with the impact of hedging programs.
Cash Flow and Balance Sheet Highlights
Net cash from operating activities in the second quarter of 2006 was $800 million compared to $577 million in the prior quarter. Capital expenditures were $399 million in the 2006 second quarter and $696 million for the first half, compared to $363 million and $927 million in the 2005 similar periods, respectively. Net operating cash flow* was $241 million for the second quarter, compared to $23 million in the year-ago quarter, and $187 million in the prior quarter. In the first half of 2006, ST had $428 million in net operating cash flow compared to $193 million in the 2005 first half.
At July 1, 2006, ST’s cash and cash equivalents, marketable securities, and short-term deposits grew to $3.9 billion and total debt was $3.4 billion. Net financial position** improved by approximately $139 million sequentially to a net cash position of $539 million after payment of $107 million in dividends. Shareholders’ equity was $9.1 billion at July 1, 2006.
(*) Net operating cash flow is defined as net cash from operating activities ($800 million in the second quarter of 2006) minus net cash used in investing activities excluding payments for purchase of and proceeds from the sale of marketable securities and short-term deposits ($559 million in the second quarter of 2006).
(**) Net financial position is defined as cash and cash equivalents, marketable securities, and short-term deposits ($3,895 million) minus total debt (bank overdrafts $0 million + current portion of long-term debt $1,503 million + long-term debt $1,853 million).

President and CEO Remarks
Carlo Bozotti, President and CEO, commented, “ST delivered strong revenue and earnings improvements in the second quarter and first half of the year. Revenue in the first half of 2006 rose 14.4% versus the year-ago period, compared to preliminary industry growth estimates of about 9%, demonstrating that ST is gaining market share due to both an expanding customer base and the increasing strength of our product offerings. We will continue improving the competitiveness of our product portfolio throughout the remainder of this year, with important additional design wins in all market segments.
“In combination, our favorable revenue results, enhanced by cost-saving initiatives, enabled ST to deliver in the quarter strong growth in net income of over $140 million year over year and approximately 28% sequentially. Importantly, all product group segments’ operating margins improved sequentially and year over year. The sequential increase in operating income before restructuring, along with some expansion in asset turns thanks to disciplined capital spending, resulted in a second quarter RONA approaching 10%.
“Moreover, our second quarter key financial metrics of earnings per share before restructuring increased to $0.21 from $0.05 a year ago, while first half 2006 net operating cash flow reached $428 million. We expect continuing improvements in earnings per share as the phase-out of three fab lines is completed and other remaining cost-action benefits are realized.”
Additional Second Quarter 2006 Financial and Operating Data
The following table and commentary provide a breakdown of revenues and operating income by product segment.
Net Revenues and Operating Income by Product Group Segment:

In Million US$	Q2 2006
	Net	% of Net	Operating
Segment	Revenues	Revenues	income (loss)

Application Specific Product Groups*	$1,367	54.8%	$108
MPA (Micro, Power & Analog)**	560	22.5%	87
MPG (Memory Products Group)	544	21.8%	23
Others (1)(2)	24	0.9%	(49)

TOTAL	$2,495	100%	$169
* Automotive; Computer Peripheral; and Home, Personal, and Communication products
** Effective January 1, 2006 the Microcontroller, Linear and Discrete (MLD) Group was renamed as the Micro, Power and Analog (MPA) product segment to better reflect product portfolio focus and increased capabilities in advanced Analog. No change occurred in the Group’s perimeter or organization.
(1) Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product segments.
(2) Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the segments.

Sequentially, Application Specific Product Groups revenues increased 3.8%, MPA sales increased 14.1%, and MPG sales increased 0.9%. Operating profit increased for all segments with operating income of $108 million, $87 million, and $23 million for Application Specific Product Groups, MPA, and MPG, respectively. In Flash memory, the product mix improved, reflecting double-digit sales growth of NOR products. Overall, Flash memory sales were essentially flat on a sequential basis at $401 million.
Q2 2006 Net Revenues by Market Segment
The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the second quarter of 2006.

% of Net Revenues

Automotive	15%
Consumer	16%
Computer	17%
Telecom	38%
Industrial & Others	14%
All five market segments experienced sequential sales growth in the second quarter. Industrial and Others increased by almost 10% and Telecom increased nearly 7%. Automotive and Computer increased almost 5% and 4% respectively, and Consumer increased 1% overall, reflecting strength in digital consumer partially offset by soft analog consumer sales.
First Half 2006 Results
Net revenues for the first half were $4,858 million, an increase of 14.4% over the 2005 first half revenues of $4,245 million. Gross profit was $1,719 million, or 35.4% of net revenues, compared to $1,399 million or 32.9% of net revenues for the 2005 first half. Operating income was $309 million, compared to a loss of $55 million in last year’s first half. Net income was $299 million, or $0.32 per diluted share, compared to net loss of $5 million, or $-0.01 per share in last year’s first half. Net income included pre-tax impairment, restructuring charges and other related closure costs of $47 million and $100 million for the 2006 and 2005 first half results, respectively.
Research and development expenses were $817 million, compared to $827 million in the 2005 first half. Selling, general, and administrative expenses were $522 million compared to $519 million in the 2005 first half.
In the 2006 first half, the effective average exchange rate for the Company was approximately $1.22 to €1, compared to $1.30 to €1 for the 2005 first half.

First Half 2006 Net Revenues and Operating Income by Product Group Segment:

In Million US$	First Half 2006
			Operating
	Net	% of Net	income
Segment	Revenues	Revenues	(loss)

Application Specific Product Groups*	$2,684	55.2%	$203
MPA (Micro, Power & Analog)**	1,051	21.7%	151
MPG (Memory Products Group)	1,083	22.3%	24
Others (1)(2)	40	0.8%	(69)

TOTAL	$4,858	100%	$309
*, **, (1) and (2) defined in earlier table.
Outlook
Mr. Bozotti stated, “We still anticipate industry growth for 2006 in the high-single digits on a percentage basis, with continuing expansion in 2007. For ST, we expect sequential sales growth in the range between -1% and 5%, consistent with our traditional low single-digit seasonal progression in the third quarter. With the tougher currency environment, we expect gross margin to be about 36%, plus or minus 100 basis points, including the effects of approximately half a point due to a recent power blackout at an Italian plant, still under a final assessment. ”
This guidance is based on an assumed currency exchange rate for the Company of approximately $1.255 = €1 for the 2006 third quarter, which reflects current exchange rate levels combined with the impact of existing hedging contracts. This compares to the first quarter average effective rate of $1.20 = €1.
Recent Developments
•	At the Company’s Annual General Meeting, which was held in Amsterdam on April 27, 2006, all of the proposed resolutions were approved. The Company’s 2005 accounts were approved; for the first time, these were reported in accordance with International Financial Reporting Standards (IFRS). The appointments as members of the Supervisory Board of Messrs. Doug Dunn and Didier Lamouche were agreed for three-year terms, and Robert White, for a one-year term. The distribution of a cash dividend of US$0.12 was also approved.

•	ST announced the appointment of two new Corporate Vice Presidents. François Guibert, Corporate VP, and formerly General Manager of ST’s Emerging Markets Region, was appointed to the position of General Manager of ST’s Asia Pacific region, effective October 1, 2006. Guibert will replace Jean-Claude Marquet, who will retire from the Company in October. Succeeding Guibert in his position, Thierry Tingaud, formerly Vice President Sales and Marketing Europe for Telecommunications, was promoted to the position of Corporate VP and General Manager of ST’s Emerging Markets Region, effective July 1, 2006.

•	On July 7, 2006, ST announced that holders of its zero coupon senior convertible bonds due 2013 have the right to surrender their convertible bonds for purchase by ST in cash on August 4, 2006.

Products, Technology and Design Wins
     Application-Specific Product Highlights
•	In wireless communications, a new Nomadik™ application processor based mobile phone was launched by a leading far-east manufacturer. The handset, which supports 3G HSDPA (High-Speed Downlink Packet Access) and T-DMB (Terrestrial — Digital Multimedia Broadcasting), benefits from Nomadik’s multi-processing capabilities by allowing multiple cellular and multimedia applications to run simultaneously.

•	ST recorded its first design wins for combined Bluetooth and FM radio receivers from top-tier mobile phone manufacturers. More than 20 cellular phones from top tier OEMs are now on the market using ST’s single-chip Bluetooth technology.

•	ST revealed details of an ultra-low power-consumption highly-integrated dual-band Wi-Fi solution, the STLC4420, which provides IEEE802.11a/b/g capability for mobile platforms, including cellular and Wi-Fi phones, PDAs, laptop computers, and cameras, in a single package. A second device, the STLC4550, delivers similar 802.11b/g functionality to the existing STLC4370, which entered volume production early in 2006, but in a significantly smaller package.

•	ST unveiled its new STW81101/2 integrated RF synthesizers with embedded voltage-controlled oscillators for the wireless infrastructure market, featuring the lowest integrated phase noise and the largest band coverage in the market.

•	In consumer, ST announced that its three-axis acceleration sensors will be used to provide a motion-activated user interface for Nintendo’s new games console, called Wii. Expected to dramatically change the way people play games, the Wii controller includes ST’s high-performance acceleration sensors that can detect the motion and tilt of a player’s hand in all three dimensions and convert it into immediate game action.

•	ST demonstrated state-of-the-art solutions that address a variety of digital-consumer electronics market segments at the Mobile & Embedded DevCon. Developed in conjunction with Microsoft Corp., the new Windows CE-based platforms benefit from the high-performance of ST’s market-leading STB7100 family of HDTV decoders.

•	ST announced its plans to introduce column-driver ICs for the fast-growing LCD TV market, following the signing of a licensing agreement with National Semiconductor Corporation to use its PPDS® (point-to-point differential signaling) display technology.

•	In automotive car communication and multimedia, ST announced that its complete system solution for Mobile TV would be used in Europe’s first implementation of T-DMB receivers in the car. The pilot project, in cooperation with Blaupunkt GmbH, was timed for the 2006 FIFA World Cup with matches broadcast over DMB in 12 German cities. Also, ST consolidated its leadership in GPS applications with design wins for several sockets, in particular one with a major American OEM and a second with a major European player for a single-chip GPS/Navigation module.

•	In automotive powertrain and safety markets, ST: gained significant design wins in China for airbag, ABS, and engine-control applications; won a design for a power steering application with a major Japanese OEM; collected two significant design wins from major European customers, one for a custom alternator regulator IC, the second in the fast growing area of driver information systems; and completed the definition, with Freescale, of a powertrain IC roadmap that has gained excellent market acceptance from major European OEMs.

•	In the automotive body market, in which ST is a leader in intelligent power, the company further strengthened its position by gaining design wins with major European OEMs for applications including light modules, seat controls, and automatic windows, and in particular, a significant one for a door-module single-chip controller IC. ST also gained design wins in China from car and motorcycle module makers.

•	In computer peripherals, ST introduced VT5363/5/6 single-chip CMOS-imager optical-mice ICs, offering high levels of integration, excellent navigation performance, and low-power operation. Available in a 7x7mm package, they are the industry’s smallest optical-mouse sensors.

•	ST unveiled its design and manufacturing capability for hard-disk drive (HDD) SoC devices in 90nm technology. A new device — integrating ST’s IP (intellectual property) in the hard-disk controller, the read channel, serial ATA interface (SATA), and memory — is the first such product on the market to be manufactured in 90nm.

•	ST also announced a HDD motor-control chip that integrates the circuits required to drive both the spindle motor and the voice-coil of drives used in personal computers. The L7207 suits both the 5V drives for mobile applications, and 12V desktop-computer drives, reducing drive-manufacturers’ inventory and manufacturing costs.
     Multi-Segment Product Highlights
•	ST became the first company to combine Ethernet connectivity, an ARM9E processor core, and large embedded SRAM and Flash memories in a general-purpose Flash microcontroller family. The STR910F series sets new standards for price/performance and connectivity, creating many possibilities for system designers to transform powerful embedded-control applications into low-cost LAN or Internet nodes.

•	In NOR Flash, ST introduced to the market a family of Address-Data Multiplexed I/O ICs, offering 16 to 256 Mbit densities, for the fast-developing cost-efficient and value-sensitive mobile platform market. Additionally, ST announced a new generation of serial Flash memory chips, from 1 to 4 Mbits, which are intended specifically for demanding automotive applications with high-reliability requirements.

•	ST announced two new 2048-bit ‘long-range’ RFID memory products that are fully compliant with RFID standards for tracking applications. The devices are particularly suited for markets such as access control, library automation, and supply-chain management, as well as for anti-counterfeiting of products, such as pharmaceuticals.

•	In power, ST teamed up with Semikron International to develop and deliver integrated power modules for industrial, consumer, and automotive markets, embedding ST’s power devices in Semikron’s SEMITOP® power packages.

•	ST announced details of its first power devices to be assembled in the metal-topped PolarPAK® package from Siliconix, which provides superior thermal performance and increased power density for components used in high-current voltage-regulator modules. The STK800 and STK850, 20A and 30A power MOSFETs, along with ST’s STD70N03L & STD50N03L, were qualified in important server and desktop PC motherboard designs with a major US manufacturer.

•	ST gained significant design wins in markets for power bipolar, ESBTs, and IGBTs, in the computing and industrial sectors, including device qualification for a major US desktop PC platform and major orders for IGBTs in white goods applications.

•	ST introduced the L6599, an advanced double-ended controller for the series-resonant half-bridge topology, suited for highly reliable power supplies in LCD and plasma display (PDP) TVs and high-end AC-DC adapters for laptops and game consoles. ST also announced new protection ICs including: the LNBTVS series, the world’s first family specifically optimized to protect the Low Noise Block (LNB) voltage regulator in satellite set-top-box applications against lightning and electrical overstress surges; and the SMP80MC surge arrestors, designed to protect ADSL/VDSL modems.

•	In analog, ST strengthened its position with two major design wins, from two of the world’s largest mobile phone manufacturers, for its high-performance NEATSwitch family for mobile phone audio switching applications. Also, ST gained a design win at a major 3G mobile phone manufacturer in Asia with the first of a new family of ultra-low power small-packaged analog temperature sensors.

•	ST announced the first video de-serializer interface for MIPI (Mobile Industry Processor Interface) and SMIA (Standard Mobile Imaging Architecture) serial interfaces. The STCCP27A connects a mobile phone’s camera module with its multimedia processor, and allows processors that have a legacy parallel interface to take advantage of the new range of SMIA-compliant camera modules. Also in analog, the Company released the TSH300 ultra-low-noise wide-bandwidth operational amplifier for high-end industrial, medical, and instrumentation applications.
All of STMicroelectronics’ press releases (including all Q2 releases) are available at www.st.com/stonline/press/news/latest.htm
Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses, or curtailments of purchases from key customers;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. Dollar and the Euro, compared to the effective exchange rate of $1.255= €1, and between the U.S. Dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to manage our fixed costs structure, including our ability to adequately utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs in an intensively competitive and cyclical industry;

•	our ability in an intensive competitive environment, to secure customer acceptance and to achieve our pricing expectations for high volume supplies of new products in whose development we have been or are currently investing;

•	the anticipated benefits of research & development alliances and cooperative activities, as well as the continued pursuit as currently structured of our various alliances, in the field of development of new advanced technologies or products;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•	changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we and our key customers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits;

•	our ability to obtain required licenses on third-party intellectual property, the outcome of litigations and the results of actions by our competitors.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be,” “anticipates,” or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the SEC on March 3, 2006. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

Conference Call Information
The management of STMicroelectronics will conduct a conference call on July 26, 2006, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss performance for the second quarter of 2006.
The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those viewing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until August 4, 2006.
About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2005, the Company’s net revenues were $8.88 billion and net earnings were $266 million. Further information on ST can be found at www.st.com.
For further information, please contact:
INVESTOR RELATIONS:
Stanley March
Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
Email: stan.march@st.com
MEDIA RELATIONS:
Maria Grazia Prestini
Corporate Media and Public Relations
STMicroelectronics
Phone: + 41 22 929 6945
mariagrazia.prestini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended
	(Unaudited)	(Unaudited)
	July 1,	July 2,
	2006	2005

Net sales	2,492	2,161
Other revenues	3	1

NET REVENUES	2,495	2,162
Cost of sales	-1,613	-1,448

GROSS PROFIT	882	714
Selling, general and administrative	-266	-255
Research and development	-408	-423
Other income and expenses, net	-5	-2
Impairment, restructuring charges and other related closure costs	-34	-22

Total Operating Expenses	-713	-702

OPERATING INCOME	169	12
Interest income, net	30	8
Loss on equity investments	-1	0

INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	198	20
Income tax benefit (expense)	-29	5

INCOME BEFORE MINORITY INTERESTS	169	25
Minority interests	-1	1

NET INCOME	168	26

EARNINGS PER SHARE (BASIC)	0.19	0.03
EARNINGS PER SHARE (DILUTED)	0.18	0.03

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	980.4	934.6
DILUTED EARNINGS PER SHARE

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Six Months Ended
	(Unaudited)	(Unaudited)
	July 1,	July 2,
	2006	2005

Net sales	4,854	4,242
Other revenues	4	3

NET REVENUES	4,858	4,245
Cost of sales	-3,139	-2,846

GROSS PROFIT	1,719	1,399
Selling, general and administrative	-522	-519
Research and development	-817	-827
Other income and expenses, net	-24	-8
Impairment, restructuring charges and other related closure costs	-47	-100

Total Operating Expenses	-1,410	-1,454

OPERATING INCOME (LOSS)	309	-55
Interest income, net	51	15
Loss on equity investments	-4	0

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	356	-40
Income tax benefit (expense)	-57	35

INCOME (LOSS) BEFORE MINORITY INTERESTS	299	-5
Minority interests	0	0

NET INCOME (LOSS)	299	-5

EARNINGS (LOSS) PER SHARE (BASIC)	0.33	-0.01
EARNINGS (LOSS) PER SHARE (DILUTED)	0.32	-0.01

NUMBER OF WEIGHTED AVERAGE
SHARES USED IN CALCULATING	968.3	892.0
DILUTED EARNINGS (LOSS) PER SHARE

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	July 1,	July 2,
In million of U.S. dollars	2006	2005
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	299	-5
Items to reconcile net income (loss) and cash flows from operating activities
Depreciation and amortization	897	1,003
Amortization of discount on convertible debt	8	2
Other non-cash items	5	0
Deferred income tax	-15	-39
Impairment, restructuring charges and other related closure costs, net of cash payments	4	68
Changes in assets and liabilities:
Trade receivables, net	-74	-98
Inventories, net	-94	-116
Trade payables	261	47
Other assets and liabilities, net	86	-94

Net cash from operating activities	1,377	768

Cash flows from investing activities:
Payment for purchases of tangible assets	-696	-927
Payment for purchases of marketable securities	-100	-525
Investment in short-term deposits	-903	0
Investment in intangible and financial assets	-48	-34
Proceeds from the sale of Accent subsidiary	7	0
Capital contributions to equity investments	-212	0

Net cash used in investing activities	-1,952	-1,486

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,561	25
Repayment of long-term debt	-69	-40
Decrease in short-term facilities	-12	-19
Capital increase	16	3
Dividends paid	-107	-107

Net cash from (used in) financing activities	1,389	-138
Effect of changes in exchange rates	51	-19

Net cash increase (decrease)	865	-875

Cash and cash equivalents at beginning of the period	2,027	1,950
Cash and cash equivalents at end of the period	2,892	1,075

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	July 1,	April 1,	December 31,
In million of U.S. dollars	2006	2006	2005
	(Unaudited)	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	2,892	2,831	2,027
Marketable securities	100	0	0
Short-term deposits	903	903	0
Trade accounts receivable, net	1,556	1,563	1,490
Inventories, net	1,548	1,479	1,411
Deferred tax assets	164	152	152
Other receivables and assets	649	563	531

Total current assets	7,812	7,491	5,611

Goodwill	226	223	221
Other intangible assets, net	222	218	224
Property, plant and equipment, net	6,445	6,152	6,175
Long-term deferred tax assets	71	66	55
Investments and other non-current assets	377	235	153

	7,341	6,894	6,828
Total assets	15,153	14,385	12,439

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	0	0	11
Current portion of long-term debt	1,503	1,509	1,522
Trade accounts payable	1,413	1,084	965
Other payables and accrued liabilities	724	650	642
Deferred tax liabilities	8	6	7
Accrued income tax	162	170	152

Total current liabilities	3,810	3,419	3,299

Long-term debt	1,853	1,825	269
Reserve for pension and termination indemnities	289	270	270
Long-term deferred tax liabilities	57	51	55
Other non-current liabilities	20	16	16

	2,219	2,162	610
Total liabilities	6,029	5,581	3,909
Commitment and contingencies
Minority interests	49	48	50
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 909,423,829 shares issued, 896,659,155 shares outstanding)	1,155	1,153	1,153
Capital surplus	1,990	1,974	1,967
Accumulated result	5,604	5,559	5,427
Accumulated other comprehensive income	658	418	281
Treasury stock	-332	-348	-348

Shareholders’ equity	9,075	8,756	8,480

Total liabilities and shareholders’ equity	15,153	14,385	12,439

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.
Date: July 26, 2005	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial
Officer